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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 13, 2024

Re:	Arcos Dorados Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2023 Form 6-K Submitted November 13, 2024 File No. 001-35129

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Keira Nakada Rufus Decker

Dear Keira Nakada and Rufus Decker:

On behalf of our client, Arcos Dorados Holdings Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 3, 2024, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “20-F”), the Company’s current report on Form 6-K submitted on November 13, 2024 (the “6-K”) and the Company’s response letter dated November 22, 2024 (the “Response Letter”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the 20-F. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 86

1.	We read your response to prior comment 4. Argentina and Venezuela appear to have different risks. Please present the quantified disclosures for Argentina separately from Venezuela. If you believe Venezuela's operations are not material at this time, convey that in lieu of providing quantified disclosures for Venezuela.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” (presently contained on page 86 of the 20-F) in future filings of the Company’s annual report on Form 20-F as indicated below (with the underlined text marking new text and the strikethrough text marking deletions as compared to the language provided in the Response Letter):

December 13, 2024	1

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

“As of December 31, 2023 our cash position (cash and cash equivalents and short-term investments) in Argentina and Venezuela, which are considered highly inflationary markets, ~~(Argentina and Venezuela)~~ represented ~~14%~~ 13.5% and 0.9%, respectively, of our consolidated cash position. Although these markets are subject to restrictions on cash remittances, these limitations did not materially affect our operations, as both countries have in place alternative legal mechanisms to obtain U.S. dollars. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for further information regarding exchange controls for Argentina. In addition, over the years we have been able to mitigate cost increases tied to inflation in these markets through our revenue management strategy. Moreover, in case we need to incur indebtedness in these markets, we also have available sufficient instruments to fund such incurrence.”

Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Accounts Payable Outsourcing, page F-17

2.	We read your response to prior comment 6. Related to your accounts payable arrangements, please also disclose whether:

• your accounts payable payment terms are consistent with industry standards and those used by peer companies,

• different payment terms and/or purchase prices exist when suppliers participate in the accounts payable services arrangements as compared to suppliers that do not participate,

• you are permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances,

• you ever receive a fee, commission, refund or discount from the financial institution (not limited to persuading suppliers to participate) and

• you retain the right to all early pay discounts offered by suppliers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure under its “Notes to the Consolidated Financial Statements—3. Summary of significant accounting policies—Accounts payable outsourcing” in future filings of the Company’s annual report on Form 20-F as indicated below (with the underlined text marking new text and the strikethrough text marking deletions as compared to the language provided in the Response Letter):

“In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions ~~also allow~~ offer suppliers to voluntarily sell their receivables to ~~the financial institutions~~ them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any ~~incentive~~ fee, commission, refund or discount from the financial institutions ~~to persuade suppliers to participate in their programs. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements~~ for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables. ~~These obligations require payment in full within 180 days of the invoice date.~~ As of December 31, 2023 and 2022, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet are $13,650 and $24,149, respectively~~, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose~~.”

Furthermore, the Company respectfully advises the Staff that the Company does not have information regarding the accounts payable payment terms for its peer companies nor is it aware of any industry standards with respect thereto. However, the Company notes that its accounts payable payment terms have been consistent and have not changed over the past several years.

Form 6-K Submitted November 13, 2024

3Q 2024 Results

Consolidated Results

Adjusted EBITDA Bridge, page 6

3.	We read the disclosures you provided in response to prior comment 1. Please discuss the comparable GAAP measures when you discuss adjusted EBITDA and adjusted EBITDA margin.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure under “Adjusted EBITDA Bridge” in future filings of the Company’s current report on Form 6-K as indicated below (with the underlined text marking new text and the strikethrough text marking deletions):

“Third quarter consolidated Adjusted EBITDA reached $125.0 million, with strong local currency growth offset by an unfavorable exchange rate environment and the ongoing economic adjustment in Argentina. This result included a $5.6 million positive impact from a recovery related to social security contributions in Brazil.

Net income attributable to the Company totaled $35.2 million in the third quarter of 2024. In addition to the abovementioned impacts on Adjusted EBITDA, the result included a depreciation and amortization expense of $45.4 million, a net interest expense of $8.5 million and a $2.8 million gain from non-cash foreign exchange and derivative instruments. The Company also recorded an income tax expense of $39.6 million in the quarter.

December 13, 2024	3

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

Consolidated Adjusted EBITDA margin was 11.0%. Food and Paper (F&P) costs remained relatively stable when compared to the previous year. Leverage in General and Administrative expenses (G&A) and a better result in the Other Operating Income line were more than offset by higher Payroll expenses and a deleveraging of Occupancy & Other Operating expenses as a percentage of revenue, compared with the prior year period.

Net income margin attributable to the Company was 3.1%. In addition to the abovementioned variations impacting Adjusted EBITDA margin, there was a higher depreciation and amortization expense and a higher income tax expense, as a percentage of revenue, compared with the prior year period.

Earnings per share was $0.17 in the third quarter of 2024.Total weighted average shares amounted to 210,663,057 in the third quarter compared to 210,654,969 in the prior year’s quarter.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: The result for the third quarter of 2024 included a $5.6 million positive impact from a recovery related to social security contributions in Brazil.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the third quarter of 2024 or the third quarter of 2023.

~~Non-operating Results~~

~~Arcos Dorados’ non-operating results for the third quarter included a net interest expense of $8.5 million and a $2.8 million gain from non-cash foreign exchange and derivative instruments. The Company recorded an income tax expense of $39.6 million in the quarter.~~

~~Net income attributable to the Company totaled $35.2 million, or $0.17 per share, in the third quarter of 2024. Total weighted average shares amounted to 210,663,057 in the third quarter compared to 210,654,969 in the prior year’s quarter.”~~

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Please do not hesitate to contact me at (212) 450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc: Mariano Tannenbaum, Chief Financial Officer

Juan David Bastidas, General Counsel

Hernán Hlebowicz, Pistrelli, Henry Martin y Asociados S.A., member Firm of Ernst & Young Global Limited

December 13, 2024	4